Exhibit 99.1

Global Partner for Success

HiSoft Reports First Quarter 2011 Financial Results

Company exceeds top-line guidance for the first quarter of 2011

BEIJING, May 23, 2011 — HiSoft Technology International Limited, (“HiSoft” or the “Company”) (NASDAQ: HSFT), a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China, today announced its unaudited financial results for the first quarter 2011 ended March 31, 2011.

First Quarter 2011 Financial and Operating Highlights

•                  First quarter 2011 net revenues increased 45.1% year-over-year to US$44.3 million from US$30.5 million for the corresponding period in 2010

•                  First quarter 2011 gross profit increased 26.9% year-over-year to US$14.1 million from US$11.1 million for the corresponding period in 2010

•                  First quarter 2011 GAAP diluted earnings per ADS was US$0.09 compared to US$0.13 in the corresponding period in 2010

•                  First quarter 2011 non-GAAP(1) diluted earnings per ADS was US$0.15 compared to US$0.17 in the corresponding period in 2010

•                  Total employee headcount as of March 31, 2011 was 5,946

“We are pleased to deliver continued growth momentum in our business,” said HiSoft Chief Executive Officer Mr. Tiak Koon Loh “In the first quarter, we saw strong revenue growth across service lines and geographical markets resulting in a year-over-year growth of 45%. At the end of the first quarter, our China business comprised approximately 17% of our total net revenues, which puts us on track to achieve our target of having 20% of our total revenue generated from China-headquartered companies by the end of the fourth quarter of 2011. Demand across sectors remains robust, and in particular, our banking, financial services and insurance business and SAP practices are growing nicely.”

Mr. Loh added, “We expect to see improved margins in the quarters ahead as we continue our strategy of investing to grow our higher value-added service offerings and enhance our sales and marketing effort.”

First Quarter 2011 Financial Results

Net Revenues

Net revenues were US$44.3 million for the first quarter of 2011, an increase of 45.1% year-over-year from US$30.5 million for the corresponding period in 2010. The year-over-year increase in net revenues was primarily driven by increased client demand for HiSoft’s outsourcing services, including strong momentum from domestic clients in China.

Net Revenues by Service Line

The Company’s two service lines consist of IT services, which includes consulting and packaged software services (“CPS”) and application development, testing and maintenance services (“ADM”), and research and development (“R&D”) services.

Net revenues from IT services were US$25.3 million for the first quarter of 2011, an increase

(1)  Non-GAAP net income, non-GAAP operating income, non-GAAP diluted earnings per ADS and related margins exclude share-based compensation expense, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.

www.hisoft.com ~ +86.411.8455-6666

of 62.3% year-over-year from US$15.6 million for the corresponding period in 2010. Net revenues from R&D services were US$19.0 million for the first quarter of 2011, an increase of 27.1% year-over-year from US$14.9 million for the corresponding period in 2010. The growth in IT services in the first quarter was fueled by increasing demand for the Company’s CPS services, for which revenues increased 421.5% year-over-year.

	Three Months Ended		Three Months Ended
	March 31, 2011		March 31, 2010
	(US$ in thousands, except percentages)
IT Services	25,328	57.2%	15,605	51.1%
CPS	5,591	12.6%	1,072	3.5%
ADM	19,737	44.6%	14,533	47.6%
R&D Services	18,984	42.8%	14,932	48.9%
Total Net Revenues	44,312	100.0%	30,537	100.0%

Net Revenues by Geographic Markets

Based on the location of clients’ headquarters, the Company’s largest geographic market, the United States and Europe accounted for US$26.0 million or 58.7% of net revenues during the first quarter of 2011, followed by 19.1% in Japan, 17.1% in Greater China and 5.1% in Others.

Measuring the Company’s revenues by geographic markets based on the location of the contract signing entities, Greater China accounted for 39.3% of net revenues in the first quarter of 2011, while Japan accounted for 24.6%, the United States and Europe accounted for 22.6% and Others accounted for 13.5%.

Largest Clients as a Percentage of Net Revenues

Revenues from the Company’s top three clients, top five clients and top ten clients accounted for 27.2%, 38.1% and 55.3% of net revenues, respectively, during the first quarter of 2011, compared to 30.4%, 42.0% and 60.7% respectively, for the corresponding period in 2010.

Gross Profit and Gross Margin

Gross profit was US$14.1 million for the first quarter of 2011, an increase of 26.9% year-over-year from US$11.1 million for the corresponding period in 2010. During the first quarter of 2011, gross margin was 31.8% compared to 36.4% for the corresponding period in 2010. The year-over-year decrease in gross margin was primarily due to three factors: the impact of the Japan earthquake, which negatively impacted the gross margin by approximate 160 basis points; the negative impact to gross margin of approximate 160 basis points resulting from project costs to wind down the relationship with the previously disclosed financially challenged client in Japan, and the Company’s continued reinvestment in higher value-added service offerings and sales and marketing.

Operating Expenses

Total operating expenses, which include general and administrative expenses, sales and marketing expenses and change in fair value of contingent consideration payable for M&A, were US$11.5 million for the first quarter of 2011, an increase of 46.5% year-over-year from US$7.9 million for the corresponding period in 2010. The year-over-year increase was primarily due to increases in salary and compensation expenses, including building management capacity, and research and development activities. The increase was also partially due to relocation expenses incurred in the first quarter of 2011 of approximate US$0.7 million associated with the relocation of the Company’s Japan-based employees and their families as a result of the Japan earthquake on March 11, 2011, and a foreign currency exchange loss of US$0.6 million.

Operating Income and Operating Margin

Operating income for the first quarter of 2011 was US$2.6 million, a decrease of 20.2% year-over-year from US$3.3 million for the corresponding period in 2010. Non-GAAP operating income for the first quarter 2011 was US$4.5 million, an increase of 9.1% year-over-year from US$4.2 million for the corresponding period in 2010.

Operating margin decreased to 5.9% for the first quarter of 2011, compared to 10.7% for the corresponding period in 2010. Non-GAAP operating margin decreased to 10.3% for the first quarter of 2011, compared to 13.6% for the corresponding period in 2010. The decline in operating income and margin was primarily due to the factors cited above in Gross Profit and Margin.

Provision for Income Taxes

The provision for income taxes was US$0.3 million for the first quarter of 2011, compared to US$0.4 million provision for income taxes in the first quarter of 2010. The effective tax rate was 11.0% in the first quarter of 2011, compared to 12.6% in the first quarter of 2010.

Net Income and Earnings per ADS

Net income attributable to HiSoft Technology International Limited was US$2.8 million for the first quarter of 2011, a decrease of 6.8% year-over-year from US$3.0 million for the corresponding period in 2010. Diluted earnings per ADS was US$0.09 for the first quarter of 2011, compared to US$0.13 for the corresponding period in 2010.

Non-GAAP net income was US$4.7 million for the first quarter of 2011, an increase of 21.8% year-over-year from US$3.9 million for the corresponding period in 2010. Non-GAAP diluted earnings per ADS was US$0.15 in the first quarter of 2011, compared to US$0.17 in the corresponding period in 2010.

Cash and Cash Flow

As of March 31, 2011, HiSoft had cash and cash equivalents and restricted cash totaling US$128.6 million. Operating cash flow for the first quarter of 2011 was an inflow of approximate US$0.2 million, impacted by US$4.0 million paid in year-end bonuses.

Days sales outstanding was 91 days for the first quarter of 2011.

Outlook for the Second Quarter and Full Year 2011

For the second quarter 2011, based on current market and operating conditions the Company expects:

•                  Second quarter 2011 net revenues to be at least $47.0 million dollars, representing an expected growth rate of at least 35.5% year-over-year

•                  Second quarter 2011 non-GAAP diluted earnings per ADS to be in the range of $0.17 to $0.18, representing a negative growth rate of between 25.0% and 29.2% year-over-year, based on approximately 32.5 million weighted average ADSs outstanding

For the full year 2011, based on current market and operating conditions, the Company re-confirms its previous guidance as:

•                  Full year 2011 net revenues expected to be at least $194.5 million dollars, representing a growth rate of at least 32.7% year-over-year

•                  Full year 2011 non-GAAP diluted earnings per ADS to be in the range of $0.76 to $0.80, representing an expected year-over-year growth rate to be in the range of 8.6% to 14.3%, based on 32.8 million weighted average ADSs outstanding

Due to continued volatility in the currency markets, the non-GAAP diluted earnings per ADS outlook excludes any future foreign currency exchange gains or losses. In addition, non-GAAP diluted earnings per ADS outlook assumes an effective income tax rate of between 11.0% and 13.0% in 2011.

First Quarter 2011 Conference Call Details

HiSoft management will hold an earnings conference call at 6:00 p.m. Eastern Time on Monday, May 23, 2011, (6:00 a.m. Beijing/Hong Kong Time on Tuesday, May 24, 2011). Management will discuss results and highlights of the quarter and answer questions from investors.

The dial-in numbers for the conference call are as follows:

U.S. Toll Free: +1.800.860.2442

International Dial In: +1.412.858.4600

The conference call will be broadcast live over the Internet and can be accessed by clicking the following link:

http://www.mzcan.com/cancast/us/index.php?id=usHSFT_21&version=e

Additionally, an archived webcast of this call will be available on the Investor Relations section of the HiSoft website at http://www.hisoft.com

About HiSoft Technology International Limited

HiSoft Technology International Limited (NASDAQ: HSFT) is a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China. HiSoft provides its services to leading companies around the world through a combination of onshore and offshore delivery capabilities. HiSoft leverages its skilled technology specialists and client-centric delivery centers to offer customers reliable and high-quality technology solutions. For more information about HiSoft, please visit http://www.hisoft.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond HiSoft’s control, which may cause HiSoft’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in HiSoft’s filings with the U.S. Securities and Exchange Commission. HiSoft does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Financial Measures

To supplement HiSoft’s consolidated financial results presented in accordance with GAAP, HiSoft uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP operating income, non-GAAP operating margin, net income and non-GAAP diluted earnings per ADS all of which exclude share-based compensation expense, amortization of acquired intangible assets, follow-on offering expense and change in fair value of contingent consideration payable for business acquisition. Non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP diluted earnings per ADS for prior periods have been reclassified so that the presentations are consistent. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

HiSoft believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income and diluted earnings per ADS is that these non-GAAP measures exclude the share-based compensation charges, amortization of acquired intangible assets, follow-on offering expense and change in fair value of contingent consideration payable for business acquisition that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

For investor and media inquiries please contact:

In China:

Ross Warner
HiSoft Technology International Limited
Tel: +86-10-5987-5865
Email: investor_relations@hisoft.com

Agustin Bautista
Ogilvy Financial, Beijing
Tel: +86-10-8520-6166
Email: hsft@ogilvy.com

In the U.S.:

Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1-646-460-9989
Email: hsft@ogilvy.com

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Condensed Consolidated Balance Sheets (Unaudited)

(US dollars in thousands, except share data)

	March 31, 2011	December 31, 2010

ASSETS
Current Assets
Cash and cash equivalents	128,244	169,893
Restricted cash	379	359
Account receivable, net	44,657	43,761
Other current assets	9,448	6,885
Total current assets	182,728	220,898

Property, plant and equipment, net	10,380	9,772
Goodwill and intangible assets, net	27,427	23,092
Other long-term assets	1,597	1,330
Total assets	222,132	255,092

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities (including current liabilities of the consolidated variable interest entity without recourse to HiSoft Technology International Limited of $230 and $229 as of March 31, 2011 and December 31, 2010, respectively)	38,234	78,532
Other liabilities	1,646	1,608
Total liabilities	39,880	80,140
Total HiSoft Technology International Limited shareholder’s Equity	181,292	174,952
Non-controlling interest	960	—

Total liabilities and Equity	222,132	255,092

Note:

As of March 31,2011, there were 580,225,948 ordinary shares (30,538,208 ADSs) issued and outstanding.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Condensed Consolidated Statements of Operations (Unaudited)

(US dollars in thousands, except share and per share data)

	Three months ended Mar 31,
	2011	2010

Net revenues	44,312	30,537
Cost of revenues	(30,203)	(19,418)
Gross profit	14,109	11,119

Operating expenses	(11,501)	(7,850)
Income from operations	2,608	3,269

Other income	557	126
Net income before income tax expenses	3,165	3,395

Income tax expenses	(348)	(428)
Net income	2,817	2,967

Add: Net loss attributable to non-controlling interest	(51)	—
Net income attributable to HiSoft Technology International Limited	2,766	2,967

Net Income per ADS
Basic	0.09	0.14
Diluted	0.09	0.13

Weighted average ADS used in calculating net income per ADS
Basic	30,492,536	4,733,330
Diluted	31,773,135	22,340,906

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(US dollars in thousands, except per share data and percentages)

	Three months ended Mar 31,
	2011	2010

GAAP operating income	2,608	3,269
GAAP operating income%	5.9%	10.7%

Adjustments:
- Share-based compensation	1,177	589
- Amortization of acquired intangible assets	411	163
- Change in fair value of contingent consideration payable for M&A	350	144

Non-GAAP operating income	4,546	4,165
Non-GAAP operating income%	10.3%	13.6%

GAAP net income	2,766	2,967
GAAP net margin	6.2%	9.7%

Adjustments:
- Share-based compensation	1,177	589
- Amortization of acquired intangible assets	411	163
- Change in fair value of contingent consideration payable for M&A	350	144

Non-GAAP net income	4,704	3,863
Non-GAAP net margin	10.6%	12.7%

Non-GAAP net income per ADS
Basic	0.15	0.18
Diluted	0.15	0.17

Weighted average ADS used in calculating Non-GAAP net income per ADS
Basic	30,492,536	4,733,330
Diluted	31,773,135	22,340,906

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(US dollars in thousands, except per share data and percentages)

	Three months ended Mar 31,
	2011	2010

GAAP net income per ADS
Basic	0.09	0.14
Adjustments:
- Share-based compensation	0.04	0.02
- Amortization of acquired intangible assets	0.01	0.01
- Change in fair value of contingent consideration payable for M&A	0.01	0.01
Non-GAAP net income per ADS
Basic	0.15	0.18

GAAP net income per ADS
Diluted	0.09	0.13
Adjustments:
- Share-based compensation	0.04	0.02
- Amortization of acquired intangible assets	0.01	0.01
- Change in fair value of contingent consideration payable for M&A	0.01	0.01
Non-GAAP net income per ADS
Diluted	0.15	0.17

Note:

The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP adjusted net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation